--------------------------------------------------------------------------------
SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                      --------------------------
                       UNITED STATES                         OMB APPROVAL
                                                      --------------------------
             SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0145
                                                      --------------------------
                   WASHINGTON, D.C. 20549             Expires: December 31, 2011
                                                      --------------------------
                                                      Estimated average burden
                                                      hours per response . . 11
                                                      --------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Uni-Pixel, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904572104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                          Raptor Capital Management LP
                             Attn: Brian Daly, Esq.
                            50 Rowes Wharf, 6th Floor
                                Boston, MA 02110
                               Tel: (617) 772-4600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------              -------------------------
CUSIP NO.      904572104                               PAGE 3 OF 11 PAGES
-----------------------------------------              -------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Raptor Global Portfolio Ltd.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
             -------------------------------------------------------------------
 NUMBER OF     8   SHARED VOTING POWER
  SHARES
BENEFICIALLY       17,197,452 (See Item 5)
  OWNED BY   -------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        0
             -------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   17,197,452 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      17,197,452 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

      42.89%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------              -------------------------
CUSIP NO.      904572104                               PAGE 4 OF 11 PAGES
-----------------------------------------              -------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Raptor Capital Management LP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
             -------------------------------------------------------------------
 NUMBER OF     8   SHARED VOTING POWER
  SHARES
BENEFICIALLY       17,343,760 (See Item 5)
  OWNED BY   -------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        0
             -------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   17,343,760 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      17,343,760 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

      43.10%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------              -------------------------
CUSIP NO.      904572104                               PAGE 5 OF 11 PAGES
-----------------------------------------              -------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Raptor Holdco GP LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
             -------------------------------------------------------------------
 NUMBER OF     8   SHARED VOTING POWER
  SHARES
BENEFICIALLY       17,343,760 (See Item 5)
  OWNED BY   -------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        0
             -------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   17,343,760 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      17,343,760 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

      43.10%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------              -------------------------
CUSIP NO.      904572104                               PAGE 6 OF 11 PAGES
-----------------------------------------              -------------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James J. Pallotta
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
             -------------------------------------------------------------------
 NUMBER OF     8   SHARED VOTING POWER
  SHARES
BENEFICIALLY       17,343,760 (See Item 5)
  OWNED BY   -------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        0
             -------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   17,343,760 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      17,343,760 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

      43.10%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

   CUSIP No. 904572104            SCHEDULE 13D           Page 7 OF 11 PAGES


     This Schedule 13D is being filed by (i) The Raptor Global Portfolio Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to the shares of Common Stock directly owned by it; (ii) Raptor Capital Management LP, a limited partnership organized under the laws of the State of Delaware (the "Manager"), as investment manager of the Master Fund with respect to the shares of Common Stock directly owned by the Master Fund; (iii) Raptor Holdco GP LLC, a limited liability company organized under the laws of the State of Delaware (the "General Partner"), as the general partner of the Manager, with respect to the shares of Common Stock directly owned by the Master Fund; and (iv) James J. Pallotta ("Mr. Pallotta"), as managing member of the General Partner with respect to the shares of Common Stock directly owned by the Master Fund. The foregoing persons are hereinafter collectively referred to as the "Reporting
Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Uni-Pixel, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A.

     Pursuant to an agreement dated December 31, 2008, the Master Fund, the Altar Rock Fund L.P., a Delaware limited partnership ("Altar Rock"), another private investment fund now managed by the Manager and other entities split off from the Tudor Investment Corporation ("TIC") and other entities (the
"Split-off"). As a result of the Split-off, the Master Fund directly owns 2,409,526 shares of Preferred Stock (convertible into 12,047,632 shares of Common Stock) and 5,149,820 warrants to purchase 5,149,820 shares of Common Stock (the "Warrants"). Altar Rock directly owns 20,499 shares of the Preferred Stock (convertible into 102,496 shares of Common Stock) and 43,812 Warrants.

     On January 1, 2009, the Manager was delegated voting and dispositive authority over the securities directly owned by the Master Fund and Altar Rock. The General Partner may be deemed to control the Manager and therefore may be deemed to beneficially own securities reported herein. James J. Pallotta is the managing member of the General Partner. As such, Mr. Pallotta may be deemed to beneficially own the securities reported herein. The Manager, the General Partner and Mr. Pallotta do not directly own any shares of Common Stock. The Manager, the General Partner and Mr. Pallotta expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.


ITEM 1.           SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share, of the Company. The Company's principal executive office is located at 17800 N. Perimeter Dr., Suite 200, Scottsdale, Arizona 85255.

   CUSIP No. 904572104            SCHEDULE 13D           Page 8 OF 11 PAGES



ITEM 2.           IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of the Master Fund, the Manager, the General Partner and Mr. Pallotta.

     (b) The address of the principal business office of each of the Manager, the General Partner and Mr. Pallotta is 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The address of the principal business office of the Master Fund is c/o Citco Fund Services (Curacao) N.V., P.O. Box 4774, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

     (c) The Master Fund and the Manager are primarily engaged in the business of investing securities. The principal business of the General Partner is to serve as general partner to the Manager. Mr. Pallotta is the managing member of the General Partner.

     (d) None of the Reporting Persons nor any of the Reporting Persons' executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of the Reporting Persons' executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Master Fund is a Cayman Islands exempted company. The Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Pallotta is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As a result of the Split-off, the Master Fund directly owns 2,409,526 shares of Preferred Stock (convertible into 12,047,632 shares of Common Stock) and 5,149,820 warrants to purchase 5,149,820 shares of Common Stock (the "Warrants"). Altar Rock directly owns 20,499 shares of the Preferred Stock (convertible into 102,496 shares of Common Stock) and 43,812 Warrants. A total of 17,343,760 of the Shares reported in this Schedule 13D were acquired by the Reporting Persons. The aggregate purchase price for the 17,343,760 Shares was approximately $9,112,597. The Manager, the General Partner and Mr. Pallotta do not directly own any Shares. The source of funds for the purchase of the Shares reported in this Schedule 13D was the working capital of the Master Fund and leverage provided through the Master Fund's prime brokers.

      ITEM 4.     PURPOSE OF TRANSACTION.

     The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. Each of the Reporting Persons intends to continue to evaluate their respective investments in the Shares based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons

   CUSIP No. 904572104            SCHEDULE 13D           Page 9 OF 11 PAGES


reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time
(i) acquire additional Shares or other securities of the Company, (ii) dispose of Shares or other securities of the Company, or (iii) enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of its positions in the Shares or other securities of the Company. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of Shares of Common Stock or derivative securities that may be bought or sold in any such transactions. The Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

     (a) As a result of the Split-off with TIC, the Master Fund directly owns 2,409,526 shares of Preferred Stock (convertible into 12,047,632 shares of Common Stock) and 5,149,820 Warrants to purchase 5,149,820 shares of Common Stock. Altar Rock directly owns 20,499 shares of the Preferred Stock (convertible into 102,496 shares of Common Stock) and 43,812 Warrants to purchase 43,812 shares of Common Stock. The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,343,760 Shares, representing approximately 43.10% of the Company's outstanding Common Stock (based upon (i) the 22,897,418 Shares stated to be outstanding by the Company as of November 1, 2008, in the Company's Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 12, 2008 and
(ii) 17,343,760 shares of Common Stock (consisting of 12,150,128 shares of Common Stock underlying 2,430,026 shares of Series B Preferred Stock and 5,193,632 shares of Common Stock subject to a currently exercisable warrant) deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

     (b) The Reporting Persons have shared voting power with respect to 17,343,760 Shares.

     (c) The Reporting Persons acquired all securities reported in this Schedule 13D as a result of the Split-off with TIC.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 -- Joint Acquisition Statement dated January 12, 2009, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

  CUSIP No. 904572104          SCHEDULE 13D         Page 10 OF 11 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 12, 2009


                  /s/ Brian Daly
                  -------------------------------------
                  Brian Daly, Attorney in Fact for
                  James J. Pallotta,
                  individually and as managing member of Raptor
                  Holdco GP LLC, for itself and as the general
                  partner of Raptor Capital Management LP



                  /s/ Brian Daly
                  -------------------------------------
                  Brian Daly, Attorney in Fact for
                  Roger Hanson, director of The Raptor Global
                  Portfolio Ltd.

  CUSIP No. 904572104          SCHEDULE 13D         Page 11 OF 11 PAGES


                                    EXHIBIT 1



                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 12, 2009


                  /s/ Brian Daly
                  -------------------------------------
                  Brian Daly, Attorney in Fact for
                  James J. Pallotta,
                  individually and as managing member of Raptor
                  Holdco GP LLC, for itself and as the general
                  partner of Raptor Capital Management LP



                  /s/ Brian Daly
                  -------------------------------------
                  Brian Daly, Attorney in Fact for
                  Roger Hanson, director of The Raptor Global
                  Portfolio Ltd.